

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Nick Yu
Director of Legal
Wag! Group Co.
55 Francisco Street, Suite 360
San Francisco, California 94133

> **Re: Wag! Group Co.**
> **Registration Statement on Form S-3**
> **Filed September 6, 2023**
> **File No. 333-274374**

Dear Nick Yu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard Kim